December 1, 2017

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Mr. Coy Garrison, Special Counsel
     Office of Real Estate and Commodities

Re:    Hines Global Income Trust, Inc. (f/k/a Hines Global REIT II, Inc.)
Registration Statement on Form S-11
Filed August 18, 2017
File No. 333-220046

Dear Mr. Garrison:

On behalf of Hines Global Income Trust, Inc., a Maryland corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), please find attached for submission to the Securities and Exchange Commission (the “Commission”) via EDGAR, an amendment (the “Pre-Effective Amendment”) to the Registration Statement on Form S-11(the “Registration Statement”), filed with the Commission on August 18, 2017.
The Pre-Effective Amendment includes revisions in response to the comment letter from the Staff of the Commission (the “Staff”) to Ms. Sherri W. Schugart of the Company, dated September 15, 2017 (the “Comment Letter”). This letter provides responses to the Comment Letter, with responses keyed to the numbered comments in the Comment Letter.
Term of our Advisory Agreement, page 98

1.
We note your disclosure on page 99 that in the event the Advisory Agreement is terminated, your Advisor will be entitled to receive its prorated asset management fee through the date of termination. Please also disclose here the fact that in the event the Advisory Agreement is terminated, the holder of the Special OP Units will receive a distribution of any accrued performance participation with respect to all OP units as of the date of such termination.

Response: In response to the Staff’s comment, the Company has revised the disclosure under the caption “Term of Our Advisory Agreement” in the “Management—Our Advisor and Our Advisory Agreement” section of the Pre-Effective Amendment as requested.
Management Compensation, page 111

2.
We note your disclosure on pages 114 and 116 that the asset management fee and performance participation interest may be paid, at your Advisor’s or holder of the Special OP Unit’s election, in cash, Class I shares, or Class I OP Units, as applicable, and that you may repurchase such shares or units at a later date. Please disclose the price at which you will repurchase such shares or units to the extent you elect to repurchase such shares or units with cash.

Response: In response to the Staff’s comment, the Company has revised the disclosure in the “Management Compensation” section of the Pre-Effective Amendment to indicate that any such Class I shares will be repurchased at the then-current redemption price under the Company’s share redemption program. As disclosed in “Description of Capital Stock — Share Redemption Program,” the redemption price under the Company’s share redemption

Mr. Coy Garrison
December 1, 2017

program is equal to the transaction price, which generally will be equal to the most-recently determined net asset value (“NAV”) per share. In addition, the Company has revised the disclosure in the “Management Compensation” section of the Pre-Effective Amendment to indicate that to the extent that any such Class I OP Units are repurchased for cash, they will be repurchased at a price determined in accordance with the Limited Partnership Agreement of the Operating Partnership which generally will equal the aggregate NAV of such Class I OP Units.

Independent Valuation Firm, page 171

3.
We note that you intend to engage Altus to review the third-party appraisals of your properties and internal valuations prepared by your Advisor, as well as to review the reasonableness of those valuations and your monthly NAV. We further note that Altus will provide you with written reports in connection with its responsibilities. Please tell us whether Altus will file a consent in connection with your future disclosure of monthly NAV.

Response: As disclosed in the Registration Statement, the Company intends to engage Altus in connection with its monthly determinations of NAV and anticipates that, among other things, Altus will provide a conclusion as to the reasonableness of the monthly NAV per share. The Company currently expects to disclose the conclusion provided by Altus in a prospectus supplement concerning each new monthly NAV per share. Accordingly, if the Company includes a description of Altus' conclusion in a prospectus supplement disclosing a new monthly NAV per share, the Company intends to amend the Registration Statement to file a consent from Altus.
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If you should have any questions about this letter or require any further information, please call me at (202) 331-3169.
Sincerely,
/s/ Alice L. Connaughton
Alice L. Connaughton
Shareholder

cc:	Ms. Sherri W. Schugart, Hines Global Income Trust, Inc. Mr. Rahul Patel, Staff Attorney, Securities and Exchange Commission